

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Jacquelyn Fahey Sandell
Chief Legal Officer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139

> **Re: Jounce Therapeutics, Inc.**
> **Schedule 14D-9 filed April 6, 2023**
> **File No. 005-89831**

Dear Jacquelyn Fahey Sandell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your filing.

Schedule 14D-9 filed April 6, 2023

Background of the Offer and the Merger, page 27

1. We note your disclosure that "[t]he Company's Chief Financial Officer provided to the Committee her preliminary analysis of the per share cash amount that could be potentially distributed to Jounce stockholders under a range of scenarios in connection with an orderly wind-down of the Company." Please disclose how the Committee determined to proceed with this transaction and recommend that the Company's stockholders accept the Offer, in lieu of proceeding with the orderly wind-down of the Company. Refer to Item 1012(b) of Regulation M-A.

2. Refer to the disclosure referenced above. So that shareholders can understand the Company's analysis in determining to proceed with this transaction in lieu of any alternatives, please disclose the per share cash amounts that the Company's Chief Financial Officer expected could be potentially distributed to Jounce stockholders in connection with an orderly wind-down of the Company.

Jacquelyn Fahey Sandell
Jounce Therapeutics, Inc.
April 14, 2023
Page 2

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

      Sincerely,

      Division of Corporation Finance
      Office of Mergers & Acquisitions